November 1, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Karyopharm Therapeutics Inc.

Registration Statement on Form S-1 (SEC File No. 333-191584)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Karyopharm Therapeutics Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., New York City time, on November 5, 2013 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed approximately 2,133 copies of the Preliminary Prospectus dated October 28, 2013 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
LEERINK SWANN LLC

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

By:	/s/ Michele A. H. Allong
	Name:	Michele A. H. Allong
	Title:	Authorized Signatory

For themselves and as Representatives of the other Underwriters.

[Signature Page to Karyopharm Therapeutics Inc. S-1 Acceleration Request]